SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of  August  2009

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Half Yearly Report

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

London, Thursday 13 August 2009

2009 Half Yearly Report

1.    KEY POINTS

•	Sales were $2,002.3 million (H1 2008: $2,927.0 million)

•	Adjusted operating profit(1) was $82.3 million (H1 2008: $242.7 million(2))

•	Adjusted operating profit of ongoing segments was $89.8 million (H1 2008: $240.6 million(2))

•	Loss before tax was $114.9 million (H1 2008: profit of $61.3 million(2))

•	Operating cash flow(3) was $14.6 million (H1 2008: $90.4 million)

•	Net debt was $515.9 million (H1 2008: $702.8 million, FY 2008: $476.4 million)

•	New $450 million forward-start committed borrowing facility completed, maturing in May 2012

•	Adjusted diluted earnings per share(4) were 2.99 cents (H1 2008: 16.84 cents(2))

•	Diluted loss per share(5) was 14.07 cents (H1 2008: earnings of 0.42 cents per share)

•	Interim dividend of 3.5 cents per share (H1 2008: 11.02 cents)

•	Restructuring initiatives on track to achieve cost savings of $150 million per annum by end of 2011

•	H1 2009 headcount reduction of 3,900

•	Acquisition of Hydrolink to complement Gates Engineering & Services

(1) Operating profit before restructuring initiatives, impairments and the amortisation of intangible assets arising on  acquisitions.

(2) Restated to reflect the adoption of an amendment to IFRS 2 "Share-based Payment" (see note 1 to the accompanying financial statements).

(3) Operating cash flow is cash generated from operations less net capital expenditure.

(4) Adjusted earnings per share is based on earnings from continuing operations before items excluded in arriving at adjusted operating profit and related tax effects.

(5) From continuing operations.

David Newlands, Chairman, commented:

"Conditions in our end markets continued to deteriorate throughout the first half of 2009 which negatively impacted Group trading. The rate of deterioration in some of these markets has slowed as evidenced by trading in June and July, however the outlook remains uncertain. Management continues its disciplined approach to cost containment and restructuring across the Group, which remains on track.

In line with the guidance provided on dividends at the time of the 2008 Preliminary Results announcement in February this year, the Board has decided to declare an interim dividend of 3.5 cents per share. In arriving at this decision, the Board has considered prevailing end market conditions and market outlook."

James Nicol, Chief Executive Officer, commented:

"The global recession has impacted Group sales which were down significantly compared with the first half of 2008. Notwithstanding this, the Group returned an adjusted operating profit of $82.3 million. Under these continuing difficult economic conditions, the Group's focus remains clear: continuing positive cash flow generation, maintaining our momentum in restructuring the business, preserving a strong balance sheet and identifying further opportunities for growth, particularly in green products and service-related businesses. Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East and CIS regions was acquired in July. Hydrolink's product offering and geographical footprint will supplement the expansion of our Gates Engineering and Services business."

Enquiries
Investors:                                                            Media:
Sarah Thompson                                             Rollo Head / Robin Walker
Tomkins Corporate Communications         Finsbury
Tel +44 (0) 20 8877 5163                               Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                                             rollo.head@finsbury.com

The video webcast and presentation slides for this results announcement can be downloaded from the Tomkins corporate website on http://www.tomkins.co.uk

2.    SUMMARY GROUP PERFORMANCE

As explained in note 2 to the accompanying financial statements, the segmental analysis of the Group's operations was changed during the period and distinction is now drawn between those of the Group's operating segments that are ongoing and those that have been exited or are to be exited.  Segments exited or to be exited include Caps & Thermostats (Stant and Standard-Thomson, sold in 2008) and Doors & Windows (Philips Doors and Windows, to be exited in Q3 2009).

Comparative information for H1 2008 has been re-presented to reflect these changes.

Continuing operations	Period
$ million, unless otherwise indicated	H1 2009			H1 2008(1)
	Ongoing segments	Segments exited or to be exited	Total	Ongoing segments	Segments exited or to be exited	Total
Sales	1,967.1	35.2	2,002.3	2,771.1	155.9	2,927.0
Adjusted operating profit/(loss)	89.8	(7.5)	82.3	240.6	2.1	242.7
Restructuring costs	(122.4)	(13.7)	(136.1)	(16.2)	(0.8)	(17.0)
Net gain on disposals and the exit of businesses	-	-	-	-	42.4	42.4
Amortisation of intangible assets arising on acquisitions	(5.0)	-	(5.0)	(4.1)	-	(4.1)
Impairment	(33.7)	-	(33.7)	(168.1)	(7.0)	(175.1)
Operating (loss)/profit	(71.3)	(21.2)	(92.5)	52.2	36.7	88.9
Operating margin(2)	4.6%	(21.3)%	4.1%	8.7%	1.3%	8.3%
(Loss)/profit before tax			(114.9)			61.3
Tax			(3.2)			(46.9)
(Loss)/profit after tax			(118.1)			14.4
Diluted (loss)/earnings per share			(14.07)c			0.42c
Adjusted diluted earnings per share(2)			2.99c			16.84c
Operating cash flow			14.6			90.4
Net debt			515.9			702.8

  (1) Restated (see note 1 to the accompanying financial statements).

  (2) Based on adjusted operating profit.

Sales from ongoing segments for the first half of 2009 were $1,967.1 million (H1 2008: $2,771.1 million). Most of the Group's end markets weakened significantly, which caused a corresponding decline in sales volumes across the Group, particularly compared to a relatively strong first half in 2008.  This was mitigated partially by pricing actions taken towards the end of 2008.

Adjusted operating profit from ongoing segments was $89.8 million (H1 2008: $240.6 million). The adjusted operating margin of ongoing segments was 4.6% (H1 2008: 8.7%). Profitability was adversely affected by the volume declines noted above, and by initiatives to reduce inventory levels, which decreased absorption of fixed costs, together with the lagged effect of higher raw material costs in 2008. This was partially offset by pricing actions and the increasing benefit of restructuring initiatives.

Restructuring costs were $136.1 million (H1 2008: $17.0 million). These costs are associated with the ongoing implementation of the restructuring initiatives that were discussed in our 2008 Preliminary Results Announcement. A further $19.8 million of restructuring costs are expected in the second half of the year.  The cash costs relating to these restructuring initiatives incurred in the first half of the year were $34.6 million.  Approximately $70 million of cash costs are expected in the second half of the year.

The Group took an impairment charge of $33.7 million in the period (H1 2008: $175.1 million). Restructuring initiatives accounted for $21.3 million, with the remaining $12.4 million relating to the loan note taken as part of the consideration on the disposal of Stant and Standard-Thomson. The impairment in the comparative period relates to certain businesses with high exposure to the North American automotive and housing markets.

During the first half of 2009, there was no net gain or loss on disposals and the exit of businesses. During the first half of 2008, the Group sold Stant and Standard-Thomson, which recently filed for Chapter 11 bankruptcy protection in the US, on which it recognised a gain of $42.4 million.

Operating cash flow was $14.6 million (H1 2008: $90.4 million). Lower operating profit combined with restructuring cash costs more than offset reductions in capital expenditure and benefits from reduced inventory levels.

Net debt was $515.9 million (H1 2008: $702.8 million). The reduction in debt reflects our continuing focus on generating cash and maintaining a strong balance sheet.  At the end of 2008, net debt was $476.4 million. The rise in net debt since the end of 2008 reflects normal seasonal fluctuations in our cash flows.

Group Priorities

The Group continues the execution of its four key priorities:

                           (i)        Managing the cost base

The Group made good progress with its restructuring initiatives. In the first half of 2009, headcount was reduced by 3,900, of which 2,500 was associated with the Eagle and Cheetah restructuring initiatives and a further 1,400 associated with other actions taken in response to the continuing adverse economic conditions.   The Group expects to make a further reduction of approximately 1,600 employees by the end of the year. So far this year 28 plant closures have been announced or completed of which 15 are within the Industrial & Automotive business group and 13 within Building Products. Expected annualised savings through these restructuring initiatives remain at $150 million by the end of 2011.  These restructuring initiatives will enable the Group to benefit from any recovery in its end markets.

Rigorous expense management throughout the Group remains a high priority.

                                   (ii)     Managing the balance sheet

The Group continues to focus on generating cash and maintaining a strong balance sheet.  In the first half of 2009, operating cash flow was $14.6 million (H1 2008: $90.4 million), down principally due to the decline in activity levels. Inventory levels were reduced by $105.7 million on a constant currency basis over the first half as a result of lower volumes and the impact of initiatives to reduce inventory levels. Net capital expenditure was $60.1 million in the first half of 2009; $44.8 million lower than the first half of 2008 (H1 2008: $104.9 million). Net debt was $515.9 million at the end of the first half of 2009.

(iii)    Driving top-line growth

The Gates Aftermarket business continues to grow and gain market share, and in the first half completed the transition to key supplier status to over 1,300 CSK stores acquired by O'Reilly Automotive, Inc. in North America.

In July of this year, we acquired Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East and CIS regions. This acquisition supports our strategy of expanding our Gates service offering, which we commenced last year. Hydrolink's product range covers hydraulic system flushing, filtration and pump maintenance and supply, which complements the hydraulic hose and fluid transfer product range of Gates Fluid Power. Furthermore, the geographical footprint of Hydrolink provides immediate expansion opportunities into 9 new locations across the Middle East and the CIS regions. Hydrolink's sales in 2008 were approximately $40 million.

In March 2009, legislation was passed in Europe mandating the use of remote tyre pressure monitoring systems on certain vehicles. This will become effective for all new models approved after November 2012 and all vehicles manufactured after November 2014. As a result, the market for these products is expected to double, and Schrader Electronics is expected to benefit as a global leading manufacturer and distributor of these products.  Schrader Electronics is currently working with European manufacturers to prepare for this introduction.

(iv)    Reshaping the portfolio

The exit of Philips Doors and Windows commenced during the first half of the year, as part of the Group's plan to dispose of or exit non-core businesses, and is expected to be completed in the third quarter of this year.

End-Market Outlook for the remainder of 2009

Set out below are our expectations for end-market performance for the second half of 2009 compared to the first half of 2009. The share of Group sales shown below is based on sales of ongoing business segments for the 12 months ended 4 July 2009.

Market conditions remain uncertain; however we expect some modest improvement in the second half from a slowdown in the rate of decline in some of our end-markets.

Industrial

•	North America (18.6% of Group sales)

 North American industrial markets are expected to be flat, dependent upon the extent and timing of an increase in general industrial activity.

•	Europe (5.0% of Group sales)

 European industrial activity is expected to perform in line with the North American markets.

•	Rest of World (5.9% of Group sales)

Industrial activity across the remainder of Tomkins' geographic markets is expected to be weak, except for markets in China and India which are expected to show moderate growth supported  by stimulus plans.

Automotive Aftermarket (21.0% of Group sales)

•	The global aftermarket is expected to be broadly flat.

Automotive Original Equipment

•	North America (8.0% of Group sales)

 Automotive Original Equipment production in North America is expected to increase by 1.5 million units to approximately 5.0 million units, supported by low inventory levels and fewer plant shutdowns.

•	Europe (5.2% of Group sales)

 Automotive Original Equipment production in Europe is expected to increase by approximately 1 million units to approximately 8.7 million units, supported by continued scrappage schemes.

•	Rest of World (8.1% of Group sales)

The Chinese and Indian markets are expected to grow by low single digits. The Brazilian market is expected to be flat or down by a low single digit percentage.

Non-Residential Construction (18.1% of Group sales)

•	US Non-Residential Construction is expected to be marginally lower.

Residential Construction (8.7% of Group sales)

•	Annualised housing starts in the US are expected to be between 550,000 and 600,000 units.

Other markets include Manufactured Housing and Recreational Vehicles which in total account for 1.4% of Group sales. These markets are expected to remain soft.

Our strong market positions and the ability of our managers in cutting costs and improving efficiencies, coupled with our strong balance sheet will enable us to continue to mitigate the impact of these difficult end markets and generate cash whilst positioning the Group for an eventual recovery in end markets.

3.  OPERATING AND FINANCIAL REVIEW

3.1 Operating Review

Industrial & Automotive

Continuing operations	Period
$ million, unless otherwise stated	H1 2009	H1 2008
Sales
Ongoing segments
Power Transmission	801.1	1,125.6
Fluid Power	281.9	443.4
Sensors & Valves(1)	135.0	225.2
Other I&A(2)	229.5	346.0
Total sales from ongoing segments	1,447.5	2,140.2
Exited segment
Caps & Thermostats(3)	-	80.2
Total sales	1,447.5	2,220.4

Adjusted operating profit/(loss)
Ongoing segments
Power Transmission	81.5	134.8
- Operating margin(4)	10.2%	12.0%
Fluid Power	(8.5)	37.1
- Operating margin(4)	(3.0)%	8.4%
Sensors & Valves	(5.6)	17.6
- Operating margin(4)	(4.1)%	7.8%
Other I&A	8.1	36.4
- Operating margin(4)	3.5%	10.5%
Total adjusted operating profit from ongoing segments	75.5	225.9
- Operating margin(4)	5.2%	10.6%
Exited segment
Caps & Thermostats(3)	-	10.3
Total adjusted operating profit	75.5	236.2

Capital expenditure (net)	51.4	90.4
Depreciation	74.3	95.2

(1)   Includes the Schrader Electronics and Schrader International businesses.

(2)   Includes the Dexter Axle, Plews and Ideal businesses.

(3)   Stant and Standard-Thomson.

(4)   Based on adjusted operating profit.

Overview

Sales from ongoing segments in the first half of 2009 were $1,447.5 million (H1 2008: $2,140.2 million).

Adjusted operating profit from ongoing segments was $75.5 million (H1 2008: $225.9 million). The adjusted operating margin of ongoing segments was 5.2% (H1 2008: 10.6%).

Market background

US industrial production, as measured by the US Federal Reserve, continued to decline on a monthly basis through the first half of the year, and at June was 14% lower year on year. European industrial production (as measured by Eurostat) also continued to decline, with the industrial production index down nearly 20% on average compared to 2008. The Chinese markets stabilised, with production levels in India improving towards the end of the period.

The Automotive Aftermarket remained broadly flat across all of the Group's key global markets.

The North American Automotive Original Equipment market was down approximately 50% in the first half of the year, driven by a sales rate approximately 35% lower year on year, resulting in extensive plant closures across the industry in the early part of the year. Automotive Original Equipment markets outside North America were also affected, however the stimulus plans implemented in early 2009 helped to mitigate some of the declines driven by lack of demand, particularly in Europe. European production was down 34% in the first half, with global volumes 30% lower.  In China, production was up by around 10%, with sales approximately 20% higher.

Power Transmission

Sales in the first half of 2009 were $801.1 million (H1 2008: $1,125.6 million).

Adjusted operating profit was $81.5 million (H1 2008: $134.8 million). The adjusted operating margin was 10.2% (H1 2008: 12.0%).

Sales for the first half were 28.8% lower year on year due primarily to depressed sales volumes across most of our markets. Sales to the Industrial Original Equipment and Replacement markets were affected by plant shutdowns, short work weeks, a widespread decline in industrial activity and destocking which continued throughout the first half. Our Gates Automotive Aftermarket business (around 40% of the division's sales), accounts for the majority of our aftermarket business, and remained broadly flat over the first half. Sales to the Automotive Original Equipment market were also adversely affected by extended plant shutdowns, short work weeks, the bankruptcy of GM and Chrysler, and high levels of vehicle inventory. Pricing across the division held up relatively well, helping to mitigate some of the volume declines.

Adjusted operating profit was adversely impacted by lower fixed cost absorption from significantly reduced volumes and continued efforts to reduce inventory, along with some remaining high raw material costs on inventory sold in the period. This was partially offset by the increasing benefits of cost reduction initiatives, which enabled the division to maintain double digit margins in the period.

All plant closures associated with Power Transmission's restructuring initiatives have been announced and are underway. Construction on the new plant in Turkey has commenced, with the start of production targeted for 2010. The closure of our Aachen facility continues on track, with full transfer of production to our Dumfries and Turkey plants to be completed by the end of 2010.

The Gates Aftermarket group completed the transition to key supplier status to over 1,300 CSK stores acquired by O'Reilly Automotive, Inc. in North America.

Fluid Power

Sales in the first half of 2009 were $281.9 million (H1 2008: $443.4 million).

During the first half of 2009 there was an adjusted operating loss of $8.5 million (H1 2008: profit of $37.1 million). The adjusted operating margin was (3.0)% (H1 2008: 8.4%).

Sales in the first half declined predominantly due to significantly lower volumes in all of our geographical markets, driven by plant shutdowns and lower general industrial activity, mainly in the European and North American markets. Our Gates Engineering and Services division, however, continued to grow and posted double digit growth rates for the period.

Adjusted operating profit decreased principally due to lower fixed cost absorption from significantly reduced volumes and to reduce inventory levels, coupled with the impact of higher raw material costs.  Continued efforts to reduce expenses helped to mitigate some of the impact of declining volumes.

Restructuring initiatives remain on track, with all plant closures announced and production transfer currently underway. Production in our Belgian plant is scheduled to finish in Q3 2009, and activity in our Rockford Illinois plant is currently being transferred to other locations. We expanded our restructuring initiatives through announcing the closure of our Boone, North Carolina facility which is scheduled for completion by the end of 2009.

Our new plant in Changzhou, China is nearing completion and is scheduled to start production in the last quarter of this year.

Sensors & Valves

Sales in the first half of 2009 were $135.0 million (H1 2008: $225.2 million).

During the first half of 2009 there was an adjusted operating loss of $5.6 million (H1 2008: profit of $17.6 million). The adjusted margin was (4.1)% (H1 2008: 7.8%).

Sales and adjusted operating profit decreased principally due to the declining Automotive Original Equipment market in the US and Europe.

Schrader Electronics (SEL) won a new ongoing programme at Ford, contributing an additional $10 million of business in the period. SEL continues to work with other Group companies to develop innovative pressure and flow monitoring technologies, particularly with our Gates businesses.

Other I&A

Sales in the first half of 2009 were $229.5 million (H1 2008: $346.0 million).

Adjusted operating profit was $8.1 million (H1 2008: $36.4 million). The adjusted operating margin was 3.5% (H1 2008: 10.5%).

Sales in the first half decreased principally due to the declining industrial production activity and weakening utility trailer and recreational vehicle end markets. Operating profit decreased principally due to lower volumes along with the continued impact of higher raw material prices, partially offset by pricing activity, the benefit of headcount reductions and a continued effort to contain costs.

Restructuring initiatives within the Industrial Products division, primarily relating to our Dexter business, are expected to be completed during the second half of 2009.

Building Products

Continuing operations	Period
$ million, unless otherwise stated	H1 2009	H1 2008
Sales
Ongoing segments
Air Distribution	446.2	521.3
Bathware	73.4	109.6
Total sales from ongoing segments	519.6	630.9
Segment to be exited
Doors and Windows(1)	35.2	75.7
Total sales	554.8	706.6

Adjusted operating profit
Ongoing segments
Air Distribution	35.7	43.4
- Operating margin(2)	8.0%	8.3%
Bathware	(5.6)	(8.6)
- Operating margin(2)	(7.6)%	(7.8)%
Total adjusted operating profit from ongoing segments	30.1	34.8
- Operating margin(1)	5.8%	5.5%
Segment to be exited
Doors and Windows	(7.5)	(8.2)
Total adjusted operating profit	22.6	26.6

Capital expenditure (net)	8.6	14.4
Depreciation	17.6	20.2

(1)  Philips Doors and Windows.
(2)  Based on adjusted operating profit.

Overview

Sales from ongoing segments in the first half of 2009 were $519.6 million (H1 2008: $630.9 million).

Adjusted operating profit from ongoing segments was $30.1 million (H1 2008: $34.8 million). The adjusted operating margin of ongoing segments improved to 5.8% (H1 2008: 5.5%), predominantly as a result of the benefit of restructuring initiatives.

Market Background

Non-Residential Construction in the US, as measured by Dodge, declined by 49% on a square feet basis in the first half of 2009, and by 41% in value terms. The US Architectural Billings Index remained at historically low levels in early 2009, notwithstanding some increase towards the middle of the year. Vacancy rates continued to rise through the first half and now stand at nearly 17%, which is the highest level in approximately four years.

Residential Construction in the US continued to decline in the early part of the year. Annualised housing starts were approximately 50% lower year on year, and at June were 580,000 units. The number of months' supply of unsold existing homes remains high at around 10 months (NAHB).

Air Distribution

Sales in the first half of 2009 were $446.2 million (H1 2008: $521.3 million).

Adjusted operating profit was $35.7 million (H1 2008: $43.4 million). The adjusted operating margin was 8.0% (H1 2008: 8.3%).

Sales into the Non-Residential Construction markets softened during the first half of 2009, particularly in the second quarter, as the impact of the decline in the non-residential construction market began to be felt in late-stage construction activity. This was mitigated to some extent by the continued performance in sales of our "green" product offering, with some large contract wins on a number of construction projects initiated to improve the energy efficiency of the building and achieve LEED (Leadership in Energy and Environmental Design) status. The continued impact of pricing initiatives also helped to mitigate some of the volume declines. Our new joint venture in the UAE, Ruskin Titus Gulf, began production and is now working on a number of large construction and infrastructure projects in the region.

Sales to the Residential Construction markets continued to be depressed throughout the first half, mainly affecting our Hart & Cooley businesses. Sales of chimney products remained relatively strong over the first half, offsetting some of the market decline. Hart & Cooley closed three facilities during the first half, with a further two facility closures planned for the remainder of 2009.

Adjusted operating profit declined due to the weakness in the residential construction markets and softening non-residential markets. This was partially offset by the increasing benefits of ongoing restructuring initiatives, together with additional headcount and expense reductions, which enabled the group to achieve a margin broadly in line with the previous year.

Bathware

Sales in the first half of 2009 were $73.4 million (H1 2008: $109.6 million).

During the first half of 2009 there was an adjusted operating loss of $5.6 million (H1 2008: loss of $8.6 million). The adjusted operating margin was (7.6)% (H1 2008: (7.8)%).

Sales continued to suffer from persisting declines in the Residential Construction and Remodelling markets.  Bathware reduced operating losses through its restructuring initiatives, prior year pricing actions and lower material prices. During the first half, Bathware completed the closure of its Leander, Texas plant, and has now substantially completed its restructuring initiatives.

3.2 Finance Review

Impairment

During the first half of 2009, the Group recognised impairments totalling $33.7 million, comprising $21.3 million in relation to assets that have become impaired as a result of the Group's ongoing restructuring initiatives and $12.4 million in relation to the loan note taken by the Group as part of the consideration on the disposal of Stant and Standard-Thomson.

Restructuring initiatives

Restructuring costs were $136.1 million and principally related to the restructuring of the Group's manufacturing operations under Project Cheetah and Eagle. Restructuring costs of $119.0 million relate to the Industrial and Automotive division, $3.0 million to Building Products and $0.4 million to corporate operations.  A further $13.7 million relates to the Philips business.

Net finance costs

Net interest payable was $18.6 million (H1 2008: $23.4 million) and was lower predominantly due to lower average net debt during the period.

The net finance cost in relation to post-employment benefits was $4.1 million (H1 2008: $1.1 million), the increase due principally to the lower expected return on plan assets.

Other finance income of $0.3 million (H1 2008: expense of $3.1 million) principally represents changes in the fair value of translational hedging instruments.

Tax

During the first half of 2009, the Group recognised an income tax expense of $3.2 million (H1 2008: $46.9 million) on a loss before tax of $114.9 million (H1 2008: profit before tax of $61.3 million).

Excluding the effect of restructuring costs and impairments, the effective tax rate is expected to be approximately 37% for 2009.  Also excluding tax adjustments in respect of prior years, the effective underlying rate for the first half of 2009 was 28.2%, which is also the expected effective underlying rate for the year as a whole.

Earnings per share

In the first half of 2009, there was a loss per share from continuing operations of 14.07 cents (H1 2008: earnings per share of 0.42 cents).

Adjusted earnings per share is based on profit for the period from continuing operations before restructuring initiatives, impairments and the amortisation of intangibles arising on acquisitions and related tax effects. Adjusted diluted earnings per share were 2.99 cents (H1 2008: 16.84 cents).

Interim dividend

The interim dividend for 2009 of 3.5 cents per share will be paid on 19 November 2009 to shareholders on the register on 16 October 2009. Shareholders with registered addresses in the UK and the Republic of Ireland will receive their dividends in Sterling, unless they choose to receive them in US dollars. All other shareholders will receive their dividends in US dollars. Any currency elections need to be received by our registrars, Equiniti, no later than 29 October 2009. The exchange rate that will be used to calculate the dividend amount payable in Sterling will be determined by reference to the forward exchange rate achieved by the Group on or around 5 November 2009 for settlement on the dividend payment date. This rate will be published on the Group's website on the following day.

The Dividend Reinvestment Plan ("DRIP") will again be offered in respect of the interim dividend for 2009 to be paid on 19 November 2009. The last day for receipt of elections under the DRIP by our registrars, Equiniti, will be 29 October 2009.

Based on the number of shares currently in issue, the interim dividend is expected to amount to $30.9 million.

Cash flow

Cash generated from operations was $74.7 million (H1 2008: $195.3 million).  Cash generation was adversely affected by the decline in activity levels, but the effect of this was mitigated by further working capital reduction initiatives. Working capital increased by $25.4 million in the first half of 2009 (H1 2008: increased by 126.6 million). Working capital was $934.2 million at the period end (H1 2008: $1,182.7 million).

Net capital expenditure was $60.1 million (H1 2008: $104.9 million), representing 0.7 times depreciation (H1 2008: 0.9 times). Gross capital expenditure in the first half of 2009 was $61.6 million (H1 2008: $106.7 million) and is expected to be around $140 million for 2009 as a whole (2008: $193.8 million).

Operating cash flow was $14.6 million (H1 2008: $90.4 million).

The table below shows the movement in net debt in the period:

	Period
$million	H1 2009	H1 2008	FY 2008
Opening net debt	(476.4)	(591.5)	(591.5)

Cash generated from operations	74.7	195.3	628.7
Capital expenditure	(61.6)	(106.7)	(193.8)
Disposal of property, plant and equipment	1.5	1.8	7.9
Operating cash flow	14.6	90.4	442.8
Taxation	(2.3)	(71.8)	(84.5)
Interest (net)	(17.6)	(24.4)	(44.3)
Other movements	(12.5)	(8.9)	(13.1)
Free cash flow to equity shareholders	(17.8)	(14.7)	300.9
Dividends	(17.4)	(149.1)	(246.2)
Acquisitions	(1.4)	(65.1)	(65.8)
Disposals	0.6	121.5	124.6
Investments in associates	(2.1)	(1.1)	(10.4)
(Purchase)/sale of other investments (net)	-	(0.1)	1.5
Ordinary share movements	(1.4)	(3.9)	(4.5)
Foreign currency movements	(6.4)	1.3	16.1
Cash movement in net debt	(45.9)	(111.2)	116.2
Non-cash movement in net debt	6.4	(0.1)	(1.1)
(Increase)/decrease in net debt	(39.5)	(111.3)	115.1

Closing net debt	(515.9)	(702.8)	(476.4)

A reconciliation of the above table to the consolidated cash flow statement is presented on page 28.

Borrowings

The Group has committed borrowing facilities and bonds in issue amounting to $1,319.6 million.

Two bonds have been issued under the Group's £750 million Euro Medium Term Note Programme: £150 million repayable in December 2011 and £250 million repayable in September 2015.

The Group also has a £400 million multi-currency revolving credit facility that expires in August 2010. As at 4 July 2009, the amount drawn under this facility was $94.4 million (the maximum amount drawn under this facility so far this year was $136.7 million). As previously announced, the Group recently extended its committed bank funding with a $450 million forward-start committed bank facility which matures in May 2012.

Overall, as at 4 July 2009 the Group had committed borrowing headroom of $562.4 million in addition to cash and cash equivalents of $249.9 million.

Post retirement benefits

During the first half of 2009, the net liability recognised in respect of the Group's defined benefit pension plans increased by $55.1 million to $235.7 million, due principally to a decline in the market value of the assets held by the plans.

Cash contributions to defined benefit pension plans were $25.3 million (H1 2008 $23.6 million) and are expected to be in the region of $45 million for 2009 as a whole.

An analysis of the change in the net liability is presented in note 17 to the accompanying financial statements.

Acquisitions and disposals

Early in the second half of 2009, the Group acquired Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East and CIS regions, and the remaining 40% minority shareholding in Rolastar Pvt Ltd (in which it acquired a 60% shareholding in 2008). Both of these acquisitions are for cash totalling up to $35 million.

Principal risks and uncertainties

Details of the principal risks and uncertainties facing the Group were set out on pages 36 and 37 of the 2008 Annual Report, a copy of which is available on the Company's website. In summary, those risks and uncertainties were as follows: risks associated with the economic downturn (in particular those affecting the US automotive and construction industries); risks arising from illiquid credit markets; the cost and availability of raw materials; risks associated with the Group's supply chain; risks associated with the Group's ability to attract and retain talented employees, execution risk associated with new strategic investments (in particular, in emerging economies); and the inherent risk of product liability claims.

The principal risks and uncertainties facing the Group are unchanged since the approval of the 2008 Annual Report and each of them has the potential to affect the Group's results or financial position during the remainder of 2009.

Going concern

As discussed under the heading "End-Market Outlook for the remainder of 2009", the Group's end markets are expected to remain challenging during 2009. Current economic conditions make forecasting extremely difficult and there is the possibility that the Group's actual trading performance during the remainder of the year may be materially different from management's expectations.

Based on internal forecasts and projections that take into account reasonably possible changes in the Group's trading performance, the Directors believe that the Group has adequate financial resources to continue in operation for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Group's financial statements.

  Breakdown of underlying, acquisition and currency impact from 2008 to 2009 (unaudited)

Ongoing segments $ million, unless otherwise indicated	H1 2008	Exchange rate effect	Like- for- like basis	Acqns	Underlying change	H1 2009	Underlying Change(2) %
Sales(1)
Industrial & Automotive
Power Transmission	1,125.6	(117.4)	1,008.2	-	(207.1)	801.1	(20.5)%
Fluid Power	443.4	(32.3)	411.1	3.4	(132.6)	281.9	(32.3)%
Sensors & Valves	225.2	(36.2)	189.0	-	(54.0)	135.0	(28.6)%
Other I&A	346.0	(6.5)	339.5	-	(110.0)	229.5	(32.4)%
Industrial & Automotive	2,140.2	(192.4)	1,947.8	3.4	(503.7)	1,447.5	(25.9)%

Building Products
Air Distribution	521.3	(9.7)	511.6	12.2	(77.6)	446.2	(15.2)%
Bathware	109.6	-	109.6	-	(36.2)	73.4	(33.0)%
Building Products	630.9	(9.7)	621.2	12.2	(113.8)	519.6	(18.3)%

Total ongoing	2,771.1	(202.1)	2,569.0	15.6	(617.5)	1,967.1	(24.0)%
Adjusted operating profit(1)
Industrial & Automotive
Power Transmission	134.8	(14.4)	120.4	-	(38.9)	81.5	(32.3)%
Fluid Power	37.1	(1.6)	35.5	0.4	(44.4)	(8.5)	(125.1)%
Sensors & Valves	17.6	(3.8)	13.8	-	(19.4)	(5.6)	(140.6)%
Other I&A	36.4	(1.0)	35.4	-	(27.3)	8.1	(77.1)%
Industrial & Automotive	225.9	(20.8)	205.1	0.4	(130.0)	75.5	(63.4)%

Building Products
Air Distribution	43.4	(0.8)	42.6	-	(6.9)	35.7	(16.2)%
Bathware	(8.6)	-	(8.6)	-	3.0	(5.6)	34.9%
Building Products	34.8	(0.8)	34.0	-	(3.9)	30.1	(11.5)%

Corporate	(20.1)	(0.3)	(20.4)	-	4.6	(15.8)	22.5%

Total ongoing	240.6	(21.9)	218.7	0.4	(129.3)	89.8	(59.1)%

(1)    From ongoing business segments.
(2)    The underlying percentage change is calculated by taking the underlying change as a percentage of the like-for-like basis.

Performance measures

Background

We assess the financial performance of our businesses using a variety of measures. Some of those measures are neither explicitly defined under IFRS nor required to be presented in accordance with a particular IFRS and are therefore termed "non-GAAP measures". An explanation of those measures and the limitations of non-GAAP measures is set out on pages 10 to 12 of the 2008 Annual Report. We outline below the performance measures to which we refer in this announcement.

Adjusted operating profit

Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of operating performance either year on year or between different businesses.

During the period under review, these items were restructuring initiatives (comprising restructuring costs and the net gain or loss on disposals and on the exit of businesses), impairments and the amortisation of intangible assets arising on acquisitions.

A reconciliation of operating profit to adjusted operating profit is presented in note 2 to the accompanying financial statements.

Adjusted operating margin

Adjusted operating margin represents adjusted operating profit as a percentage of sales.

Underlying change in sales and adjusted operating profit (non-GAAP measures)

We define the underlying change in a performance measure as the year-on-year change excluding the effect of currency fluctuations and the contribution before organic growth of businesses that have been acquired or disposed of during the current and prior years.

Reconciliations identifying the underlying change in sales and adjusted operating profit of the Group's ongoing segments are presented on page 12.

Adjusted earnings per share (non-GAAP measure)

Earnings for the purpose of calculating adjusted earnings per share represents earnings from continuing operations adjusted for the specific items excluded in arriving at adjusted operating profit and the tax effects of those items.

We calculate adjusted basic and diluted earnings per share using the average number of shares that are used in calculating the equivalent measures under IFRS as described in note 9 to the accompanying financial statements.

Operating cash flow (non-GAAP measure)

Operating cash flow represents cash generated from operations less net capital expenditure (cash outflows on the purchase of property, plant and equipment and non-integral computer software) less proceeds from the disposal of property, plant and equipment.

A reconciliation of cash generated from operations to operating cash flow is presented on page 33.

Free cash flow (non-GAAP measure)

Free cash flow represents operating cash flow net of cash flows in relation to tax, interest and other items (principally dividends received from associates and cash flows involving minority shareholders).
A reconciliation of cash generated from operations to free cash flow is presented on page 33.

Net debt

Net debt represents bank overdrafts, bank and other loans, finance lease obligations and the carrying amount of derivatives used to hedge translational exposures, less cash and cash equivalents and collateralised cash (included in trade and other receivables).

An analysis of net debt is presented in note 11 to the accompanying financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements are identified by the words "expect", "believe", "intend", "anticipate", "estimate", "will", "may", "could", "should" and similar expressions. Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement in relation to the outlook for the remainder of 2009, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group's operations include, but are not limited to, those described in the Company's Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Statement of directors' ResponsibilitIES

The Directors declare that to the best of their knowledge:

1)  the condensed financial statements set out on pages 16 to 32 have been prepared in accordance with IAS 34 "Interim
     Financial Reporting" and give a true and fair view of the Group's assets, liabilities and financial position as at 4 July 2009 and of its loss for the six-month period then ended;

 2)  the interim management report includes a fair review of:

      a)  the important events that have occurred during the six months ended 4 July 2009 and their impact on the condensed financial  statements; and

      b)  the principal risks and uncertainties for the remaining six months of the year; and

3)  there were no related party transactions or changes in the related party transactions described in the 2008 Annual Report that materially affected the Group's results or financial position during the six months ended 4 July 2009.

At the date of this statement, the Directors of the Company remain those listed on pages 40 and 41 of the 2008 Annual Report.

By order of the Board

J. Nicol	J.W. Zimmerman
Chief Executive	Finance Director
12 August 2009

INDEPENDENT REVIEW REPORT TO TOMKINS PLC

Introduction

We have been engaged by Tomkins plc ("the Company") to review the condensed financial statements of the Company and its subsidiaries (together, "the Group") for the six months ended 4 July 2009, which comprise the consolidated income statement, consolidated cash flow statement, consolidated balance sheet, consolidated statement of comprehensive income, the consolidated statement of changes in equity and the related notes 1 to 19. We have read the other information contained in the half-yearly report and considered whether it contains any apparent misstatements or material inconsistencies with the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements 2410 (UK and Ireland), "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the Group's annual financial statements are prepared in accordance with IFRSs as adopted for use in the European Union. The condensed financial statements contained in this half-yearly report have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" ("IAS 34"), as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed financial statements contained in the half-yearly report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements for the six months ended 4 July 2009 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors

London

12 August 2009

CONDENSED FINANCIAL STATEMENTS
condensed Consolidated income statement (UNAUDITED)

SIX MONTHS ENDED 4 JULY 2009

	Note	6 months ended 4 July 2009 $ million	Restated* 6 months ended 28 June 2008 $ million	Restated* Year ended 3 January 2009 $ million
Continuing operations
Sales	2	2,002.3	2,927.0	5,515.9
Cost of sales		(1,485.5)	(2,118.4)	(4,023.7)
Gross profit		516.8	808.6	1,492.2
Distribution costs		(215.9)	(313.2)	(584.5)
Administrative expenses		(223.5)	(257.3)	(513.3)
Impairments	3	(33.7)	(175.1)	(342.4)
Restructuring costs	4	(136.1)	(17.0)	(26.0)
Gain on disposals and on the exit of businesses	4	-	42.4	43.0
Restructuring initiatives		(136.1)	25.4	17.0
Share of (loss)/profit of associates		(0.1)	0.5	(2.1)
Operating (loss)/profit		(92.5)	88.9	66.9

Interest payable	5	(55.7)	(69.2)	(137.8)
Investment income	6	33.0	44.7	87.8
Other finance income/(expense)	7	0.3	(3.1)	(25.0)
Net finance costs		(22.4)	(27.6)	(75.0)
(Loss)/profit before tax		(114.9)	61.3	(8.1)
Income tax expense	8	(3.2)	(46.9)	(38.4)
(Loss)/profit for the period from continuing operations		(118.1)	14.4	(46.5)

Discontinued operations
Loss for the period from discontinued operations		-	(0.8)	-
(Loss)/profit for the period		(118.1)	13.6	(46.5)
Minority interests		(5.8)	(10.7)	(18.1)
(Loss)/profit for the period attributable to equity shareholders		(123.9)	2.9	(64.6)

Reconciliation of operating (loss)/profit to adjusted operating profit
Operating (loss)/profit		(92.5)	88.9	66.9
Adjustments:
- Amortisation of intangible assets arising on acquisitions		5.0	4.1	10.6
- Impairments	3	33.7	175.1	342.4
- Restructuring initiatives	4	136.1	(25.4)	(17.0)
Adjusted operating profit		82.3	242.7	402.9

(Loss)/earnings per share	9
Basic and diluted
Continuing operations		(14.07)c	0.42 c	(7.34)c
Discontinued operations		- c	(0.09)c	- c
Total operations		(14.07)c	0.33 c	(7.34)c

Adjusted earnings per share	9
Basic		3.00 c	16.89 c	26.03 c
Diluted		2.99 c	16.84 c	25.96 c

Dividends per ordinary share	10	3.50 c	11.02 c	13.02 c

* See note 1

condensed Consolidated CASH FLOW statement (UNAUDITED)

SIX MONTHS ENDED 4 JULY 2009

	Note	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Operating activities
Cash generated from operations	11	74.7	195.3	628.7
Income taxes paid		(31.5)	(78.5)	(116.3)
Income taxes received		29.2	6.7	31.8
Net cash inflow from operating activities		72.4	123.5	544.2

Investing activities
Purchase of property, plant and equipment		(56.3)	(100.3)	(183.2)
Purchase of computer software		(5.3)	(6.4)	(10.6)
Capitalisation of development costs		(0.5)	(0.2)	(0.6)
Disposal of property, plant and equipment		1.5	1.8	7.9
Purchase of available-for-sale investments		-	(0.1)	(0.1)
Sale of available-for-sale investments		-	-	1.6
Purchase of interests in associates		(2.1)	(1.1)	(10.4)
Purchase of subsidiaries, net of cash acquired		(1.4)	(64.3)	(65.0)
Sale of businesses and subsidiaries, net of cash disposed		0.6	121.5	124.6
Interest received		2.2	5.3	11.2
Dividends received from associates		0.2	0.4	0.6
Net cash outflow from investing activities		(61.1)	(43.4)	(124.0)

Financing activities
Issue of ordinary shares		-	0.2	0.2
Draw-down of bank and other loans		2.8	68.9	114.6
Repayment of bank and other loans		(50.7)	(1.0)	(15.6)
Receipts/(payments) on foreign currency derivatives		50.1	(27.3)	(178.6)
Capital element of finance lease rental payments		(0.7)	(1.4)	(2.8)
Interest element of finance lease rental payments		(0.2)	(0.3)	(0.5)
Decrease in collateralised cash		0.5	0.8	0.7
Purchase of own shares		(1.4)	(4.1)	(4.7)
Interest paid		(19.6)	(29.4)	(55.0)
Financing costs paid		(6.3)	-	-
Equity dividend paid		(17.4)	(149.1)	(246.2)
Investment by a minority shareholder in a subsidiary		-	0.4	0.4
Dividend paid to a minority shareholder in a subsidiary		(5.9)	(9.5)	(13.5)
Net cash outflow from financing activities		(48.8)	(151.8)	(401.0)

(Decrease)/increase in cash and cash equivalents		(37.5)	(71.7)	19.2
Net cash and cash equivalents at the beginning of the period		278.2	280.2	280.2
Foreign currency translation		(6.2)	11.0	(21.2)
Net cash and cash equivalents at the end of the period		234.5	219.5	278.2

Analysis of net cash and cash equivalents:		6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Cash and cash equivalents		249.9	242.4	291.9
Bank overdrafts		(15.4)	(22.9)	(13.7)
		234.5	219.5	278.2

As at 4 July 2009, the Group's net debt was $515.9 million (28 June 2008: $702.8 million; 3 January 2009: $476.4 million).

A reconciliation of the change in net cash and cash equivalents to the movement in net debt is presented in note 11.

condensed Consolidated BALANCE SHEET (UNAUDITED)

AS AT 4 JULY 2009

	Note	As at 4 July 2009 $ million	As at 28 June 2008 $ million	As at 3 January 2009 $ million
Non-current assets
Goodwill	12	423.0	603.1	415.9
Other intangible assets	12	96.2	95.4	108.8
Property, plant and equipment	13	1,137.6	1,343.9	1,167.3
Investments in associates		20.2	16.3	20.3
Trade and other receivables	14	102.9	38.4	105.9
Deferred tax assets		78.6	48.1	64.8
Post-employment benefit surpluses	17	10.6	8.3	5.3
		1,869.1	2,153.5	1,888.3
Current assets
Inventories		680.5	879.7	772.4
Trade and other receivables	14	786.8	1,110.9	769.7
Income tax recoverable		41.7	57.7	47.6
Available-for-sale investments		1.1	3.2	0.8
Cash and cash equivalents		249.9	242.4	291.9
		1,760.0	2,293.9	1,882.4
Assets held for sale		3.6	4.3	-
Total assets		3,632.7	4,451.7	3,770.7

Current liabilities
Bank overdrafts		(15.4)	(22.9)	(13.7)
Bank and other loans		(45.5)	(76.1)	(29.5)
Obligations under finance leases		(1.3)	(1.9)	(1.5)
Trade and other payables	15	(531.4)	(805.3)	(650.1)
Income tax liabilities		(13.5)	(28.8)	(17.9)
Provisions	16	(132.3)	(51.2)	(48.8)
		(739.4)	(986.2)	(761.5)
Non-current liabilities
Bank and other loans		(783.7)	(845.8)	(762.9)
Obligations under finance leases		(4.9)	(7.1)	(5.4)
Trade and other payables	15	(19.6)	(32.4)	(51.6)
Post-employment benefit obligations	17	(392.9)	(284.1)	(333.6)
Deferred tax liabilities		(15.9)	(42.5)	(29.7)
Income tax liabilities		(79.0)	(67.6)	(63.5)
Provisions	16	(24.5)	(27.5)	(23.2)
		(1,320.5)	(1,307.0)	(1,269.9)
Total liabilities		(2,059.9)	(2,293.2)	(2,031.4)
Net assets		1,572.8	2,158.5	1,739.3

Capital and reserves
Share capital		79.7	79.7	79.7
Share premium account		799.1	799.1	799.1
Other reserves		772.9	921.0	736.2
(Accumulated deficit)/retained profit		(204.8)	238.8	(4.2)
Shareholders' equity		1,446.9	2,038.6	1,610.8
Minority interests		125.9	119.9	128.5
Total equity		1,572.8	2,158.5	1,739.3

CONDENSED Consolidated statement of comprehensive income (UNAUDITED)

SIX MONTHS ENDED 4 JULY 2009

	6 months ended 4 July 2009 $ million	Restated* 6 months ended 28 June 2008 $ million	Restated* Year ended 3 January 2009 $ million
(Loss)/profit for the period	(118.1)	13.6	(46.5)
Other comprehensive (loss)/income
Foreign currency translation:
- Currency translation differences on foreign operations:
Subsidiaries	29.8	42.5	(211.7)
Associates	-	(0.7)	(3.2)
- Gain/(loss) on net investment hedges	3.7	(5.9)	57.2
- Reclassification to profit or loss of currency translation loss on foreign operations sold	-	6.4	6.7
	33.5	42.3	(151.0)
Available-for-sale investments:
- Gain/(loss) arising in the period	0.4	-	(1.0)
- Reclassification to profit or loss of gain on investments sold	-	-	(1.2)
	0.4	-	(2.2)
Post-employment benefits:
- Net actuarial loss	(91.3)	-	(98.8)
- Effect of the asset ceiling	13.7	-	12.3
	(77.6)	-	(86.5)
Other comprehensive (loss)/income before tax	(43.7)	42.3	(239.7)
Income tax benefit on components of other comprehensive (loss)/income	17.4	2.8	14.3
Other comprehensive (loss)/income after tax	(26.3)	45.1	(225.4)

Comprehensive (loss)/income for the period	(144.4)	58.7	(271.9)

Attributable to:
- Equity shareholders in Tomkins plc	(149.7)	47.2	(288.3)
- Minority shareholders in subsidiaries	5.3	11.5	16.4
	(144.4)	58.7	(271.9)

* See note 1

CONDENSED consolidated statement of changes in equity (UNAUDITED)

SIX MONTHS ENDED 4 JULY 2009	Shareholders' equity
	Share capital $ million	Share premium account $ million	Other reserves $ million	Restated* (Accumulated deficit)/ retained profit $ million	Total $ million	Minority interests $ million	Total equity $ million
As at 4 January 2009	79.7	799.1	736.2	(4.2)	1,610.8	128.5	1,739.3

(Loss)/profit for the period	-	-	-	(123.9)	(123.9)	5.8	(118.1)
Other comprehensive income/(loss)	-	-	34.3	(60.1)	(25.8)	(0.5)	(26.3)
Total comprehensive income/(loss)	-	-	34.3	(184.0)	(149.7)	5.3	(144.4)
Other changes in equity:
- Dividends paid on ordinary shares	-	-	-	(17.4)	(17.4)	-	(17.4)
- Purchase of own shares	-	-	(1.4)	-	(1.4)	-	(1.4)
- Transfer of own shares	-	-	3.8	(3.8)	-	-	-
- Cost of share-based incentives	-	-	-	4.6	4.6	-	4.6
- Dividends paid to minority shareholders	-	-	-	-	-	(5.9)	(5.9)
- Minority interests on acquisition of subsidiaries	-	-	-	-	-	(2.0)	(2.0)
	-	-	2.4	(16.6)	(14.2)	(7.9)	(22.1)
As at 4 July 2009	79.7	799.1	772.9	(204.8)	1,446.9	125.9	1,572.8

SIX MONTHS ENDED 28 JUNE 2008
As at 30 December 2007	65.5	679.4	1,013.4	379.5	2,137.8	117.0	2,254.8

Profit for the period	-	-	-	2.9	2.9	10.7	13.6
Other comprehensive income	-	-	41.5	2.8	44.3	0.8	45.1
Total comprehensive income	-	-	41.5	5.7	47.2	11.5	58.7
Other changes in equity:
- Change of functional currency	22.6	112.4	(135.0)	-	-	-	-
- Ordinary shares issued	-	0.2	-	-	0.2	-	0.2
- Redenomination of ordinary share capital	(8.4)	7.1	1.3	-	-	-	-
- Dividends paid on ordinary shares	-	-	-	(149.1)	(149.1)	-	(149.1)
- Purchase of own shares	-	-	(4.1)	-	(4.1)	-	(4.1)
- Transfer of own shares	-	-	3.9	(3.9)	-	-	-
- Cost of share-based incentives	-	-	-	6.6	6.6	-	6.6
- Dividends paid to minority shareholders	-	-	-	-	-	(10.3)	(10.3)
- Shares issued by a subsidiary to minority shareholders	-	-	-	-	-	0.4	0.4
- Minority interests on acquisition of subsidiaries	-	-	-	-	-	1.3	1.3
	14.2	119.7	(133.9)	(146.4)	(146.4)	(8.6)	(155.0)
As at 28 June 2008	79.7	799.1	921.0	238.8	2,038.6	119.9	2,158.5

YEAR ended 3 january 2009
As at 30 December 2007	65.5	679.4	1,013.4	379.5	2,137.8	117.0	2,254.8

(Loss)/profit for the period	-	-	-	(64.6)	(64.6)	18.1	(46.5)
Other comprehensive loss	-	-	(150.9)	(72.8)	(223.7)	(1.7)	(225.4)
Total comprehensive (loss)/income	-	-	(150.9)	(137.4)	(288.3)	16.4	(271.9)
Other changes in equity:
- Change of functional currency	22.6	112.4	(135.0)	-	-	-	-
- Ordinary shares issued	-	0.2	-	-	0.2	-	0.2
- Redenomination of ordinary share capital	(8.4)	7.1	1.3	-	-	-	-
- Dividends paid on ordinary shares	-	-	-	(246.2)	(246.2)	-	(246.2)
- Purchase of own shares	-	-	(4.7)	-	(4.7)	-	(4.7)
- Transfer of own shares	-	-	12.1	(12.1)	-	-	-
- Cost of share-based incentives	-	-	-	12.0	12.0	-	12.0
- Dividends paid to minority shareholders	-	-	-	-	-	(13.5)	(13.5)
- Shares issued by a subsidiary to minority shareholders	-	-	-	-	-	0.4	0.4
- Minority interests on acquisition of subsidiaries	-	-	-	-	-	8.2	8.2
	14.2	119.7	(126.3)	(246.3)	(238.7)	(4.9)	(243.6)
As at 3 January 2009	79.7	799.1	736.2	(4.2)	1,610.8	128.5	1,739.3

* See note 1

Notes to the condensed financial statements (Unaudited)

SIX MONTHS ENDED 4 JULY 2009

1    Basis of Preparation

The condensed financial statements for the six months ended 4 July 2009 have been prepared on a going concern basis in accordance with IAS 34 "Interim Financial Reporting" and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

The Group's annual financial statements are prepared in accordance with IFRSs as adopted for use in the European Union. Except as noted below, the Group's principal accounting policies are unchanged compared with the year ended 3 January 2009.

At the beginning of the current period, the Group adopted the following accounting pronouncements that are relevant to its operations, none of which had any significant impact on its results or financial position:

•	IAS 1 Revised (2007) "Presentation of Financial Statements".

•	IAS 23 Revised (2007) "Borrowing Costs".

•	Amendment to IFRS 2 "Share-based Payment - Vesting Conditions and Cancellations".

•	Improvements to IFRS 2008, except where adoption of an improvement is not permitted without also adopting early IAS 27 Revised (2008) "Consolidated and Separate Financial Statements".

•	IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

An outline of each of these pronouncements was provided on pages 74 and 75 of the 2008 Annual Report.
Retrospective application of the amendment to IFRS 2 had the effect of increasing administrative expenses, by $0.3 million to $257.3 million in the first half of 2008 and by $0.5 million to $513.3 million in 2008 as a whole, and there was a corresponding increase in the credit to equity in relation to share-based incentives (there were no tax effects).

The condensed financial statements have been reviewed by the auditors, Deloitte LLP, and their review report is set out on page 15.
The condensed financial statements do not constitute statutory accounts. The statutory accounts of Tomkins plc for the year ended 3 January 2009, on which the auditors gave an unqualified report that did not draw attention to any matters of emphasis and did not contain a statement under section 237(2) or 237(3) of the Companies Act 1985, have been delivered to the Registrar of Companies.
The condensed financial statements were approved by the Board of Directors on 12 August 2009.

2    Segment information - Continuing operations

The Group's operating segments are identified by grouping together businesses that manufacture similar products, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group's businesses.

The Group is organised for management reporting purposes into two principal business groups: Industrial & Automotive and Building Products.

Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world. Industrial & Automotive is now comprised of four operating segments: Power Transmission, Fluid Power, Sensors & Valves and Other Industrial & Automotive.

Building Products is comprised of two operating segments: Air Distribution and Bathware. Air Distribution supplies the industrial and residential heating, ventilation and air conditioning market, mainly in North America. Bathware manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America.

During 2009, the Group will substantially complete its long-term programme of disposing of or exiting its non-core businesses. During the first half of 2009, internal reports to the Board were therefore restructured to assist the Board's focus on the performance of the Group's ongoing businesses and distinction is now drawn between those of the Group's operating segments that are ongoing and those that have been exited or are to be exited. The following changes were made that are relevant to these financial statements:

•	the Stant and Standard-Thomson businesses that were sold in 2008 were removed from the Fluid Systems segment and are now presented as a separate segment named Caps & Thermostats;

•	the remainder of the Fluid Systems segment was renamed Sensors & Valves;

•	the Philips Doors and Windows business that is to be closed during 2009 was removed from the Other Building Products segment and is now presented as a separate segment named Doors & Windows; and

•	the remainder of the Other Building Products segment was renamed Bathware.

Also during the first half of 2009, the Group's Water Pumps business was transferred from Other Industrial & Automotive to Power Transmission.

Comparative information for 2008 has been re-presented to reflect these changes.

The Board uses adjusted operating profit to measure the profitability of each segment. Adjusted operating profit is therefore the measure of segment profit presented in the Group's segment disclosures. Adjusted operating profit represents operating (loss)/profit before the amortisation of intangible assets arising on acquisitions, impairments and restructuring initiatives (comprising restructuring costs and the net gain or loss on disposals and on the exit of businesses).

2    Segment information - Continuing operations (continued)

Segment information about the Group's continuing operations is presented below.

			Sales	Adjusted operating profit/(loss)
	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million	6 months ended 4 July 2009 $ million	Restated* 6 months ended 28 June 2008 $ million	Restated* Year ended 3 January 2009 $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	801.1	1,125.6	2,125.2	81.5	134.8	228.1
- Fluid Power	281.9	443.4	832.3	(8.5)	37.1	46.2
- Sensors & Valves	135.0	225.2	421.0	(5.6)	17.6	29.6
- Other Industrial & Automotive	229.5	346.0	602.1	8.1	36.4	45.5
	1,447.5	2,140.2	3,980.6	75.5	225.9	349.4
Building Products:
- Air Distribution	446.2	521.3	1,112.3	35.7	43.4	104.2
- Bathware	73.4	109.6	208.2	(5.6)	(8.6)	(11.8)
	519.6	630.9	1,320.5	30.1	34.8	92.4
Corporate	-	-	-	(15.8)	(20.1)	(37.0)
Total ongoing	1,967.1	2,771.1	5,301.1	89.8	240.6	404.8

Segments exited or to be exited
Industrial & Automotive:
- Caps & Thermostats	-	80.2	80.2	-	10.3	10.3
Building Products:
- Doors & Windows	35.2	75.7	134.6	(7.5)	(8.2)	(12.2)
Total exited or to be exited	35.2	155.9	214.8	(7.5)	2.1	(1.9)

Total continuing operations	2,002.3	2,927.0	5,515.9	82.3	242.7	402.9

			Sales	Adjusted operating profit/(loss)
	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million	6 months ended 4 July 2009 $ million	Restated* 6 months ended 28 June 2008 $ million	Restated* Year ended 3 January 2009 $ million
By origin
US	1,120.7	1,564.9	2,947.6	35.0	108.6	181.4
UK	127.8	219.6	399.6	(2.4)	7.0	(5.0)
Rest of Europe	287.6	447.0	787.2	15.6	42.4	55.9
Rest of the world	466.2	695.5	1,381.5	34.1	84.7	170.6
	2,002.3	2,927.0	5,515.9	82.3	242.7	402.9
By destination
US	1,184.5	1,693.9	3,178.7
UK	42.8	73.9	129.0
Rest of Europe	315.4	493.8	864.9
Rest of the world	459.6	665.4	1,343.3
	2,002.3	2,927.0	5,515.9

* See note 1
Inter-segment sales were not significant.

2    Segment information - Continuing operations (continued)

Reconciliation of adjusted operating profit to (loss)/profit before tax:	6 months ended 4 July 2009 $ million	Restated* 6 months ended 28 June 2008 $ million	Restated* Year ended 3 January 2009 $ million
Adjusted operating profit	82.3	242.7	402.9
Amortisation of intangible assets arising on acquisitions	(5.0)	(4.1)	(10.6)
Impairments (note 3)	(33.7)	(175.1)	(342.4)
Restructuring initiatives (note 4)	(136.1)	25.4	17.0
Operating (loss)/profit	(92.5)	88.9	66.9
Net finance costs	(22.4)	(27.6)	(75.0)
(Loss)/profit before tax	(114.9)	61.3	(8.1)

* See note 1

3    Impairments

During the first half of 2009, the Group recognised impairments totalling $33.7 million, comprising $21.3 million in relation to assets that have become impaired as a result of the Group's ongoing restructuring initiatives and $12.4 million in relation to the loan note taken by the Group as part of the consideration on the disposal of Stant and Standard-Thomson.

	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	11.4	168.1	284.6
- Fluid Power	8.2	-	11.7
- Sensors & Valves	-	-	1.1
- Other Industrial & Automotive	0.9	-	-
	20.5	168.1	297.4
Building Products:
- Air Distribution	-	-	34.0
- Bathware	0.8	-	-
	0.8	-	34.0
Corporate	12.4	-	-
Total ongoing	33.7	168.1	331.4

Segments exited or to be exited
Building Products:
- Doors & Windows	-	7.0	11.0
Total exited or to be exited	-	7.0	11.0

Total continuing operations	33.7	175.1	342.4

4    Restructuring Initiatives

Restructuring costs recognised during the first half of 2009 principally arose in relation to the restructuring of the Group's manufacturing operations under "Project Cheetah". In particular:

•

in Industrial & Automotive, Power Transmission announced the cessation of its manufacturing operations in Aachen, Germany, and the closure of its powder metal facility at Mississauga, Ontario and its pulley and tensioner facility at London, Ontario, while Fluid Power announced the cessation of its hose manufacturing activities in Erembodegem, Belgium and the closure of its assembly facility at St Neots, UK; and

•	in Building Products, restructuring costs related principally to the closure of the Philips Doors and Windows business.

	6 months ended 4 July 2009		6 months ended 28 June 2008		Year ended 3 January 2009
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	(79.0)	-	(11.3)	-	(13.8)	-
- Fluid Power	(29.2)	-	(2.0)	-	(1.9)	-
- Sensors & Valves	(1.9)	-	-	-	(0.2)	-
- Other Industrial & Automotive	(8.9)	0.3	-	-	(3.2)	-
	(119.0)	0.3	(13.3)	-	(19.1)	-
Building Products:
- Air Distribution	(1.9)	-	(1.7)	-	(3.6)	-
- Bathware	(1.1)	-	(0.9)	-	(2.2)	(0.2)
	(3.0)	-	(2.6)	-	(5.8)	(0.2)
Corporate	(0.4)	(0.3)	(0.3)	-	(0.3)	-
Total ongoing	(122.4)	-	(16.2)	-	(25.2)	(0.2)

Segments exited or to be exited
Industrial & Automotive:
- Caps & Thermostats	-	-	-	42.4	-	43.2
Building Products:
- Doors & Windows	(13.7)	-	(0.8)	-	(0.8)	-
Total exited or to be exited	(13.7)	-	(0.8)	42.4	(0.8)	43.2

Total continuing operations	(136.1)	-	(17.0)	42.4	(26.0)	43.0

5    Interest payable

	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Interest on bank overdrafts and loans	21.0	28.9	53.9
Interest element of finance lease rentals	0.2	0.3	0.5
Other interest payable	-	-	5.0
	21.2	29.2	59.4
Post employment benefits:
- Interest cost on benefit obligation	34.5	40.0	78.4
	55.7	69.2	137.8

6    Investment income

	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Interest on bank deposits	1.4	4.7	9.6
Other interest receivable	1.2	1.1	2.7
	2.6	5.8	12.3
Post employment benefits:
- Expected return on plan assets	30.4	38.9	75.5
	33.0	44.7	87.8

7    Other finance income/(expense)

	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Hedging activities:
- (Loss)/gain on derivatives in designated hedging relationships	(0.5)	0.8	0.1
- Gain/(loss) on derivatives classed as held for trading	1.0	(0.5)	(2.1)
- Loss on other instruments not qualifying for hedge accounting	(0.2)	(2.1)	(17.9)
	0.3	(1.8)	(19.9)
Other items:
- Loss on embedded derivatives	-	(1.3)	(5.1)
	0.3	(3.1)	(25.0)

Other finance income/(expense) from hedging activities represents fair value gains and losses arising on instruments held by the Group to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a qualifying hedging relationship.

8    Income Tax expense

	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Current tax:
- UK	(1.5)	2.8	(13.4)
- Overseas	19.7	42.8	50.6
	18.2	45.6	37.2
Deferred tax	(15.0)	1.3	1.2
Income tax expense	3.2	46.9	38.4

9    earnings per share

a)    Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the profit or loss for the period attributable to equity shareholders by the weighted average number of the Company's ordinary shares in issue during the period. The weighted average number of the Company's ordinary shares in issue during the period excludes 3,818,636 shares (6 months ended 28 June 2008: 4,137,253 shares; year ended 3 January 2009: 4,002,675 shares), being the weighted average number of own shares held during the period.
Diluted earnings per share takes into account the dilutive effect of potential ordinary shares. The weighted average number of the Company's ordinary shares used in the calculation of diluted earnings per share excludes the effect of:

•

options and awards over 19,712,594 shares (6 months ended 28 June 2008: 15,235,916 shares; year ended 3 January 2009: 19,211,157 shares) whose exercise prices exceeded the average market price of the Company's ordinary shares during the period and were therefore dilutive; and

•	options and awards over 2,394,914 shares (year ended 3 January 2009: 2,265,568 shares) whose exercise prices were exceeded by the average market price of the Company's ordinary shares during the period and were therefore theoretically dilutive but were not taken into account in the calculation of diluted earnings per share because the Group incurred a loss in those periods.

	6 months ended 4 July 2009 $ million	Restated* 6 months ended 28 June 2008 $ million	Restated* Year ended 3 January 2009 $ million
Continuing operations
(Loss)/profit for the period	(118.1)	14.4	(46.5)
Minority interests	(5.8)	(10.7)	(18.1)
(Loss)/earnings for calculating basic and diluted (loss)/earnings per share	(123.9)	3.7	(64.6)

Discontinued operations
Loss for the period, being earnings for calculating basic and diluted loss per share	-	(0.8)	-

Continuing and discontinued operations
(Loss)/profit for the period	(118.1)	13.6	(46.5)
Minority interests	(5.8)	(10.7)	(18.1)
(Loss)/earnings for calculating basic and diluted (loss)/earnings per share	(123.9)	2.9	(64.6)

Weighted average number of ordinary shares
For calculating basic (loss)/earnings per share	880,653,308	879,846,684	879,727,725
Effect of dilutive potential ordinary shares:
- Employee share options and awards	-	2,755,467	-
For calculating diluted (loss)/earnings per share	880,653,308	882,602,151	879,727,725

* See note 1

9    earnings per share (Continued)

b)    Adjusted earnings per share

Adjusted earnings per share is based on the profit or loss for the period from continuing operations before the amortisation of intangibles arising on acquisitions, impairments, restructuring initiatives (comprising restructuring costs and the net gain or loss on disposals and on the exit of businesses) and related tax effects.

	6 months ended 4 July 2009 $ million	Restated* 6 months ended 28 June 2008 $ million	Restated* Year ended 3 January 2009 $ million
Continuing operations
(Loss)/earnings for calculating basic earnings per share	(123.9)	3.7	(64.6)
Adjusted for:
- Amortisation of intangibles arising on acquisitions	5.0	4.1	10.6
- Impairments (note 3)	33.7	175.1	342.4
- Restructuring initiatives (note 4)	136.1	(25.4)	(17.0)
- Taxation on adjustments to earnings	(24.5)	(8.9)	(42.4)
Earnings for calculating adjusted basic and diluted earnings per share	26.4	148.6	229.0

Weighted average number of ordinary shares
For calculating adjusted basic earnings per share	880,653,308	879,846,684	879,727,725
Effect of dilutive potential ordinary shares:
- Employee share options and awards	2,394,914	2,755,467	2,265,568
For calculating adjusted diluted earnings per share	883,048,222	882,602,151	881,993,293

* See note 1

10    Dividends on Ordinary shares

	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Recognised in the period
Interim dividend for the period of 3.50c (2008: 11.02c) per share	-	-	97.1
Final dividend for the prior period of 2.00c (2008: 16.66c) per share	17.4	149.1	149.1
	17.4	149.1	246.2

The interim dividend for 2009 of 3.50c per share will be paid on 19 November 2009 to shareholders on the register on 16 October 2009. Based on the number of ordinary shares currently in issue, the interim dividend is expected to amount to $30.9 million.

11    Cash flow

A)    Cash generated from operations

	6 months ended 4 July 2009 $ million	Restated* 6 months ended 28 June 2008 $ million	Restated* Year ended 3 January 2009 $ million
(Loss)/profit for the period	(118.1)	13.6	(46.5)
Interest payable	55.7	69.2	137.8
Investment income	(33.0)	(44.7)	(87.8)
Other finance (income)/expense	(0.3)	3.1	25.0
Income tax expense	3.2	46.9	38.4
Operating (loss)/profit	(92.5)	88.1	66.9
Share of loss/(profit) of associates	0.1	(0.5)	2.1
Amortisation of intangible assets	12.0	11.5	26.0
Depreciation of property, plant and equipment	85.2	108.2	203.1
Impairments	33.7	175.1	342.4
(Gain)/loss on disposal of businesses:
- Continuing operations	-	(42.4)	(43.0)
- Discontinued operations	-	0.8	-
Loss on sale of property, plant and equipment	1.3	1.0	3.8
Gain on available-for-sale investments	-	-	(1.2)
Cost of share-based incentives	4.6	6.6	12.0
Decrease in post-employment benefit obligations	(28.8)	(27.4)	(49.5)
Increase/(decrease) in provisions	84.5	0.9	(3.7)
Operating cash flows before movements in working capital	100.1	321.9	558.9
Decrease/(increase) in inventories	105.7	(54.4)	(12.8)
Decrease/(increase) in receivables	5.7	(115.3)	143.8
(Decrease)/increase in payables	(136.8)	43.1	(61.2)
Cash generated from operations	74.7	195.3	628.7

* See note 1

b)    Reconciliation of net decrease in cash and cash equivalents to the movement in net debt

	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Net debt at the beginning of the period	(476.4)	(591.5)	(591.5)
(Increase)/decrease in net debt resulting from cash flows:
- (Decrease)/increase in cash and cash equivalents	(37.5)	(71.7)	19.2
- Decrease/(increase) in debt and lease financing	48.6	(66.5)	(96.2)
- Decrease in collateralised cash	(0.5)	(0.8)	(0.7)
	10.6	(139.0)	(77.7)
Debt acquired on acquisition of subsidiaries	-	(0.8)	(0.8)
Other non-cash movements	6.4	(0.1)	(1.1)
Foreign currency translation	(56.5)	28.6	194.7
(Increase)/decrease in net debt during the period	(39.5)	(111.3)	115.1

Net debt at the end of the period	(515.9)	(702.8)	(476.4)

11    Cash flow (Continued)

c)    Analysis of net debt

	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Cash and cash equivalents	249.9	242.4	291.9
Collateralised cash	3.6	5.0	3.8
Bank overdrafts	(15.4)	(22.9)	(13.7)
Bank and other loans	(829.2)	(921.9)	(792.4)
Obligations under finance leases	(6.2)	(9.0)	(6.9)
Derivative financial instruments hedging translational exposures	81.4	3.6	40.9
Net debt	(515.9)	(702.8)	(476.4)

12    Goodwill and other intangibles

	Goodwill $ million	Other intangibles $ million
Carrying amount
As at 3 January 2009	415.9	108.8
Additions	-	5.8
Acquisition of subsidiaries	5.7	0.3
Amortisation charge for the period	-	(12.0)
Impairments	-	(7.6)
Foreign currency translation	1.4	0.9
As at 4 July 2009	423.0	96.2

13    property, plant and equipment

$ million
Carrying amount
As at 3 January 2009	1,167.3
Additions	55.0
Depreciation charge for the period	(85.2)
Transfers to assets held for sale	(3.4)
Disposals	(7.4)
Impairments	(13.7)
Foreign currency translation	25.0
As at 4 July 2009	1,137.6

14    Trade and other receivables

	As at 4 July 2009 $ million	As at 28 June 2008 $ million	As at 3 January 2009 $ million
Current assets
Financial assets:
- Trade receivables	689.5	981.1	684.4
- Derivative financial instruments	3.5	17.0	1.1
- Collateralised cash	3.6	5.0	3.8
- Other receivables	51.7	55.7	37.0
	748.3	1,058.8	726.3
Non-financial assets:
- Prepayments	38.5	52.1	43.4
	786.8	1,110.9	769.7

Non-current assets
Financial assets:
- Derivative financial instruments	82.9	5.4	73.4
- Other receivables	20.0	33.0	32.5
	102.9	38.4	105.9

15    Trade and other Payables

	As at 4 July 2009 $ million	As at 28 June 2008 $ million	As at 3 January 2009 $ million
Current liabilities
Financial liabilities:
- Trade payables	295.9	493.1	384.9
- Other taxes and social security	21.2	38.1	23.7
- Derivative financial instruments	4.2	16.2	15.7
- Other payables	30.3	32.8	26.1
	351.6	580.2	450.4
Non-financial liabilities:
- Accruals and deferred income	179.8	225.1	199.7
	531.4	805.3	650.1

Non-current liabilities
Financial liabilities:
- Derivative financial instruments	-	0.4	30.4
- Other payables	16.5	20.9	17.7
	16.5	21.3	48.1
Non-financial liabilities:
- Accruals and deferred income	3.1	11.1	3.5
	19.6	32.4	51.6

16    PROVISIONS

	Restructuring costs $ million	Workers' compensation $ million	Warranty $ million	Product liability $ million	Other $ million	Total $ million
As at 3 January 2009	15.9	25.5	11.5	7.4	11.7	72.0
Charge for the period	114.5	5.1	1.8	6.0	(1.6)	125.8
Utilised during the period	(30.0)	(6.1)	(2.3)	(3.9)	(3.9)	(46.2)
Foreign currency translation	4.6	(0.1)	0.3	0.1	0.3	5.2
As at 4 July 2009	105.0	24.4	11.3	9.6	6.5	156.8

Provisions are presented in the Group's balance sheet as follows:	As at 4 July 2009 $ million	As at 3 January 2009 $ million
Current liabilities	132.3	48.8
Non-current liabilities	24.5	23.2
	156.8	72.0

17    Post-employment benefit obligations

The net liability recognised in the Group's balance sheet as at 4 July 2009 in respect of post-employment benefits was as follows:

	Pensions $ million	Other post-employment benefits $ million	Total $ million
Present value of the benefit obligation	(1,052.0)	(146.6)	(1,198.6)
Fair value of plan assets	827.2	-	827.2
	(224.8)	(146.6)	(371.4)
Effect of the asset ceiling	(10.9)	-	(10.9)
Net liability	(235.7)	(146.6)	(382.3)

Presented in the Group's balance sheet as follows:
- Surpluses	10.6	-	10.6
- Deficits	(246.3)	(146.6)	(392.9)
Net liability	(235.7)	(146.6)	(382.3)

Changes in the net liability during the first half of 2009 were as follows:

	Pensions $ million	Other post-employment benefits $ million	Total $ million
Net liability as at 3 January 2009	(180.6)	(147.7)	(328.3)
Change in the benefit obligation:
- Current service cost	(3.3)	(0.2)	(3.5)
- Interest cost	(30.1)	(4.4)	(34.5)
- Benefits paid less employee contributions	37.4	7.0	44.4
- Net actuarial loss	(3.5)	-	(3.5)
- Foreign currency translation	(34.4)	(1.3)	(35.7)
	(33.9)	1.1	(32.8)
Change in the fair value of plan assets:
- Expected return on plan assets	30.4	-	30.4
- Net actuarial loss	(87.8)	-	(87.8)
- Employer contributions	25.3	-	25.3
- Benefits paid less employee contributions	(37.4)	-	(37.4)
- Foreign currency translation	34.6	-	34.6
	(34.9)	-	(34.9)
Effect of the asset ceiling	13.7	-	13.7
Net liability as at 4 July 2009	(235.7)	(146.6)	(382.3)

17    Post-employment benefit obligations (continued)

The weighted average discount rates used in determining the net liability were as follows:

	As at 4 July 2009	As at 3 January 2009
Pension plans:
- UK	6.25%	6.50%
- US	6.13%	5.88%
- Other countries	5.95%	5.95%

Other benefits	6.08%	6.08%

18    Contingencies

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

19    Subsequent events

Early in the second half of 2009, the Group acquired Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East and CIS regions, and the remaining 40% minority shareholding in Rolastar (in which it acquired a 60% shareholding in 2008). Both of these acquisitions are for cash totalling up to $35 million.

Supplemental cash flow analysis (unaudited)

	6 months ended 4 July 2009 $ million	6 months ended 28 June 2008 $ million	Year ended 3 January 2009 $ million
Cash generated from operations	74.7	195.3	628.7
Gross capital expenditure:
- Purchase of property, plant and equipment	(56.3)	(100.3)	(183.2)
- Purchase of computer software	(5.3)	(6.4)	(10.6)
	(61.6)	(106.7)	(193.8)
Disposal of property, plant and equipment	1.5	1.8	7.9
Operating cash flow	14.6	90.4	442.8
Tax:
- Income taxes paid	(31.5)	(78.5)	(116.3)
- Income taxes received	29.2	6.7	31.8
	(2.3)	(71.8)	(84.5)
Interest:
- Interest element of finance lease rental payments	(0.2)	(0.3)	(0.5)
- Interest received	2.2	5.3	11.2
- Interest paid	(19.6)	(29.4)	(55.0)
	(17.6)	(24.4)	(44.3)
Other movements:
- Capitalisation of development costs	(0.5)	(0.2)	(0.6)
- Dividends received from associates	0.2	0.4	0.6
- Financing costs paid	(6.3)	-	-
- Investment by a minority shareholder in a subsidiary	-	0.4	0.4
- Dividend paid to a minority shareholder in a subsidiary	(5.9)	(9.5)	(13.5)
	(12.5)	(8.9)	(13.1)
Free cash flow to equity shareholders	(17.8)	(14.7)	300.9
Ordinary dividends	(17.4)	(149.1)	(246.2)
Acquisitions and disposals:
- Purchase of subsidiaries, net of cash acquired	(1.4)	(64.3)	(65.0)
- Sales of businesses and subsidiaries, net of cash disposed	0.6	121.5	124.6
- Purchase of available-for-sale investments	-	(0.1)	(0.1)
- Sale of available-for-sale investments	-	-	1.6
- Debt acquired on acquisition of subsidiaries	-	(0.8)	(0.8)
- Purchase of interests in associates	(2.1)	(1.1)	(10.4)
	(2.9)	55.2	49.9
Ordinary share movements:
- Issue of ordinary shares	-	0.2	0.2
- Purchase of own shares	(1.4)	(4.1)	(4.7)
	(1.4)	(3.9)	(4.5)
Foreign currency movements:
- Cash and cash equivalents	(6.2)	11.0	(21.2)
- Other debt	(50.3)	17.6	215.9
- Receipts/(payments) on foreign currency derivatives	50.1	(27.3)	(178.6)
	(6.4)	1.3	16.1
Cash movement in net debt	(45.9)	(111.2)	116.2
Non-cash movements	6.4	(0.1)	(1.1)
(Increase)/decrease in net debt	(39.5)	(111.3)	115.1

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  13 August  2009

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary